Exhibit 99.1

Luxfer Announces Completion of Exchange of ADSs for Ordinary Shares

SALFORD, England-(BUSINESS WIRE)-Luxfer Holdings PLC (NYSE: LXFR), a global materials technology company, announced that effective December 11, 2017, it has terminated its American Depositary Share (ADS) facility and converted all outstanding ADSs into ordinary shares.

Luxfer ordinary shares are now being traded on the New York Stock Exchange under the symbol LXFR.

On November 6, 2017, Luxfer announced that it had filed a Form 6-K with the U.S. Securities and Exchange Commission to convert ADSs into ordinary shares in a one-for-one exchange with one ADS converted into one ordinary share. For more information about the exchange, visit the investor FAQ section at www.luxfer.com.

About Luxfer
Luxfer Holdings PLC is an industrial manufacturer of technologically advanced lightweight, high-strength, corrosion-resistant alloys, composites and specialty materials for a wide range of applications in aerospace, industrial, defense, safety and healthcare. Luxfer listed on the NYSE in October 2012 under the symbol LXFR.

Contacts
Dan Stracner, +951-341-2375
dan.stracner@luxfer.com